UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-16447

Maxtor Corporation

(Exact name of registrant as specified in its charter)

500 McCarthy Boulevard,

(408) 894-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

2.375% Convertible Senior Notes due 2012

5.75% Convertible Subordinated Debentures due March 1, 2012

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 1 holder

2.375% Convertible Senior Notes due 2012: 31 holders

5.75% Convertible Subordinated Debentures due March 1, 2012: 45 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Maxtor Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MAXTOR CORPORATION

Date: May 22, 2006	By:	/s/ Charles C. Pope
	Name:	Charles C. Pope
	Title:	Executive Vice President and Chief Financial Officer

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